BC FORM 51-102F3

Material Change Report

Item 1.

Name and Address of Company

State the full name and address of your company and the address of its principal office in Canada.

TERYL RESOURCES CORP.

#240 – 11780 Hammersmith Way

Richmond, BC   V7A 5E9

Phone:  (604) 278-5996

Item 2.

Date of Material Change

State the date of the material change.

January 18, 2010

Item 3.

News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National

Instrument 51-102.

January 18, 2010

The press release relating to this material change was distributed and filed by,

Marketnews Publishing, Inc. and Stockwatch on January 18, 2010.

Item 4.

Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

The  Company  announced  that  it  has  entered  into  an  Investor  Relations  Contract  (“IR

Contract”)  with   The  Bull  &  Bear   Financial   Report   (“The  Bull   &  Bear”)  effective

January 8, 2010.

Item 5.

Full Description of Material Change

Supplement the summary required under Item 4 with the disclosure that should be sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some  examples  of  significant  facts  relating  to  the  material  change  include:  dates,  parties,  terms  and conditions,  description  of  any  assets,  liabilities  or  capital  affected,  purpose,  financial  or  dollar  values,

reasons  for  the  change,  and  a  general  comment  on  the  probable  impact  on  the  issuer  or  its  subsidiaries.

Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

For a full description of the material change, see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) of National Instrument 51-102

If this report is being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument

51-102, state the reasons for that reliance.

Not applicable.

Instruction:

Refer to subsections 7.1(5) and (7) of National Instrument 51-102 concerning continuing obligations in respect of reports filed under subsection 7.1(2) of National Instrument 51-102.

Item 7.

Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

In  a  separate  letter  to  the  applicable  regulator  or  securities  regulatory  authority  marked  “Confidential”

provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulatory or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

Not applicable.

Instruction:

In  certain  circumstances  where  a  material  change  has  occurred  and  a  material  change  report  has  been  or  is about  to  be  filed  but  section  85  of  the  Act  will  no  longer  or  will  not  be  relied  upon,  a  reporting  issuer  may nevertheless believe  one or more  significant facts  otherwise  required  to  be  disclosed  in the  material change report  should  remain  confidential  and  not  be  disclosed  or  not  be  disclosed  in  full  detail  in  the  material change report.

Item 8.

Executive Officer

Give   the   name   and   business   telephone   number   of   an   executive   officer   of   your   company   who   is

knowledgeable about the  material  change and  the  Report, or  an  officer  through  whom the  executive  officer may be contacted.

John G. Robertson

President

(604) 278-5996

Item 9.

Date of Report

DATED at Richmond, British Columbia this 22nd  day of   January    , 2010.

TERYL RESOURCES CORP.

Per:

“John Robertson”

(Authorized Signatory)

John Robertson, President

(Print name and title)

SCHEDULE “A”

TERYL RESOURCES CORP.

#240 – 11780 Hammersmith Way

Richmond, BC  V7A 5E9

Phone:  604-278-5996     Fax:  604-278-3409

Toll Free: 800-665-4616

www.terylresources.com

N E W  S   R E L E  A S E

Teryl Resources Corp.

(the “Company”)

TSX Venture Exchange: TRC.V

OTCBB: TRYLF

TERYL RESOURCES ANNOUNCES IR CONTRACT

For  Immediate  Release:   January  18,  2010,  Vancouver,  BC  –  Teryl  Resources  Corp.  (TSX  Venture

Exchange:  TRC.V,  OTCBB:  TRYLF)  is  pleased  to  announce  that  the  Company  has  entered  into  an

Investor  Relations  Contract  (“IR  Contract”)  with  The  Bull  &  Bear  Financial  Report  (“The  Bull  &  Bear”)

effective January 8, 2010.

The  IR  Contract  is  for  a  six-month  period  expiring  July  8,  2010.   The  fee  payable  under  the  contract  is

USD$14,900, which has been paid in advance.

There  is  no  relationship  between  the  Company  and  David  Robsinson  save  for  the  Investor  Relations services provided to the Company by The Bull & Bear in the past.

ABOUT THE BULL & BEAR

David  Robinson  from  The  Bull  &  Bear  Financial  Report,  with  offices  in  Longwood,  Florida,  USA,  and

Barrie,  Ontario  Canada  will  provide  Teryl  with  coverage  from  The  Bull  &  Bear’s  Investor  Relations

Program,  both  in  print  (The  Bull  &  Bear  Financial  Report  newspaper  and  4-page,  80lb  text  brochures  to be  given  out  at  investment  conferences  and  mailed)  and  on-line  (posting  of  article  to  The  Bull  &  Bear’s

websites).      The  Bull  &  Bear  Financial  Report  is  solely  owned  by  David  J.  Robinson  and  has  been publishing continuously since May 1974.

ABOUT TERYL RESOURCES

With  interests  in  four  gold  properties,  Teryl  Resources  Corp.  is  one  of  the  main  landowners  in  the

Fairbanks Mining District, Alaska. The Gil project is a joint venture with Kinross Gold Corporation (TSX: K;

NYSE:  KGC)  (80%  Kinross/20%  Teryl).  To  date  USD  $9  million  has  been  expended  on  exploration  by

Kinross and Teryl on the Gil joint venture claims. A USD$1.6 million budget has been completed for 2009 to  draft  test several gold anomolies on  the  Gil Claims.  The  Company’s  other  Alaska  holdings also  include the  Fish  Creek  Claims,  50%  optioned  from  Linux  Gold  Corp.  (OTC  BB:  LNXGF);  the  Stepovich  Claims,

where  Teryl  has  a  10%  net  profit  interest  from  Kinross;  and  a  100%-interest  in  the  West  Ridge  property.

Teryl  also  has  one  joint  venture  silver  prospect  located  in  Northern  BC,  Canada.  Teryl  Resources  Corp.

has revenue from oil and gas projects in Texas and Kentucky. For further information visit the Company’s website at http://www.terylresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson

President

Press Release contact information:

For further information, please contact:

John Robertson

President, Teryl Resources Corp.

T:  800-665-4616

www.terylresources.com

READER ADVISORY

This  news  release  may  contain  certain  forward-looking  statements,  including  management's  assessment  of  future  plans  and operations,  and  capital  expenditures  and  the  timing  thereof,  that  involve  substantial  known  and  unknown  risks  and  uncertainties,

certain of which are beyond the Company's control. There can be no assurance that such statements will prove accurate, and actual results  and  developments  are  likely  to  differ,  in  some  case  materially,  from  those  expressed  or  implied  by  the  forward-looking statements  contained  in  this  press  release.  Readers  of  this  press  release  are  cautioned  not  to  place  undue  reliance  on  any  such forward-looking statements.

Forward-looking  statements  contained  in  this  press  release  are  based  on  a  number  of  assumptions  that  may  prove  to  be  incorrect,

including, but not limited to: timely implementation of anticipated drilling and exploration programs; the successful completion of new development projects, planned expansions or other projects within the timelines  anticipated and at anticipated production levels; the accuracy  of  reserve  and  resource  estimates,  if  any,  grades,  mine  life  and  cash  cost  estimates;  whether  mineral  resources  can  be developed;  title  to  mineral  properties;  financing  requirements;  changes  in  laws,  rules  and  regulations  applicable  to  Teryl,  and

changes  in  how  they  are  interpreted  and  enforced,   delays  resulting  from  or  inability  to  obtain  required  regulatory  approvals  and ability  to  access  sufficient  capital  from  internal  and  external  sources,  the  impact  of  general  economic  conditions  in  Canada,  and  the

United States, industry conditions,   increased  competition, the lack  of availability of qualified personnel or  management, fluctuations in  foreign  exchange,  stock  market  volatility  and  market  valuations  of  companies  with  respect  to  announced  transactions.  The

Company's  actual  results,  performance  or  achievements  could  differ  materially  from  those  expressed  in,  or  implied  by,  these

forward-looking   statements,  including  those  described  in  the  Company's  Financial  Statements,   Management   Discussion  and

Analysis  and  Material  Change  Reports  filed  with  the  Canadian  Securities  Administrators  and  available  at  www.sedar.com,  and  the

Company’s  20-F  annual  report  filed  with  the  United  States  Securities  and  Exchange  Commission  at  www.sec.gov.   Accordingly,  no

assurances  can  be  given  that  any  of  the  events  anticipated  by  the  forward-looking  statements  will  transpire  or  occur,  or  if  any  of them do so, what benefits, including the amount of proceeds, that the Company will derive therefrom.

Readers  are  cautioned  that  the  foregoing  list  of  factors  is  not  exhaustive.  All  subsequent  forward-looking  statements,  whether written  or  oral,  attributable  to  the  Company  or  persons  acting  on  its  behalf  are  expressly  qualified  in  their  entirety  by  these cautionary  statements.  Furthermore,  the  forward-looking  statements  contained  in  this  news  release  are  made  as  at  the  date  of  this news release and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements,  whether  as  a  result  of  new  information,  future  events  or  otherwise,  except  as  may  be  required  by  applicable  securities laws.

Neither  the  TSX,  nor  any  other  securities  regulatory  authority  has  approved  or  is  approved  of  the  contents  of  this  news  release,  nor accept responsibility for the adequacy or accuracy of this release.